Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

(Unaudited)

	Period from January 1, 2005 to October 16, 2005	Period from October 17, 2005 to December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Year Ended December 31, 2009
Earnings:
Income (loss) before income taxes and non-controlling interests	$79.0	$(136.2)	$(431.6)	$(186.1)	$(80.5)	$(37.4)
Fixed charges	5.3	33.0	153.6	149.5	147.3	134.2

Earnings adjusted for fixed charges	$84.3	$(103.2)	$(278.0)	$(36.6)	$66.8	$96.8

Fixed charges:
Interest expense (note no interest capitalized)	$0.5	$31.9	$148.8	$145.2	$142.9	$129.7
Portion of rent expense representative of interest (1)	4.8	1.1	4.8	4.3	4.4	4.5

Total fixed charges	$5.3	$33.0	$153.6	$149.5	$147.3	$134.2

Ratio of earnings to fixed charges (2)	15.9x	—	—	—	—	—

(1)	One third of rent expense is deemed to be representative of interest.
(2)	Our earnings were insufficient to cover fixed charges by $136.2 million for the period from October 17, 2005 to December 31, 2005, and by $431.6 million, $186.1 million, $80.5 million and $37.4 for the years ended December 31, 2006, 2007, 2008 and 2009, respectively.